EXHIBIT 10


          NEWS RELEASE
          FOR IMMEDIATE RELEASE

          CONTACTS:
          FOR THYSSEN AG:                    FOR GIDDINGS & LEWIS, INC.:
          Media Contact:                     Media Contact:
          Pascale Wiedenroth                 Patricia Meinecke
          (011-49-211) 824-36677             (414) 929-4212

          Investor Contact:                  Investor Contact:
          Konrad Tamschick                   Douglas Barnett
          (011-49-211) 824-38347             (414) 929-4374


          THYSSEN AG COMMENCES $21 PER SHARE ALL-CASH TENDER OFFER FOR GIDDINGS & LEWIS

          FOND DU LAC, WI, JUNE 18, 1997 -- GIDDINGS & LEWIS, INC. (NASDAQ: GIDL) announced today that a subsidiary of Thyssen AG commenced its all-cash tender offer for all shares of Giddings & Lewis, Inc. at a price of $21 per share.

                    The two companies previously announced on Thursday, June 12, that they had signed a definitive merger agreement for the acquisition of Giddings & Lewis by Thyssen. The Giddings & Lewis Board of Directors unanimously approved this transaction and recommends that all shareholders tender their shares to Thyssen.

                    Tender offer materials have been filed with the U.S. Securities and Exchange Commission and are being mailed today to holders of Giddings & Lewis shares.

                    The tender offer and withdrawal rights will expire at 12:00 midnight (New York City Time), July 16, 1997, unless extended. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn shares representing at least a majority of the outstanding shares, and the receipt of certain regulatory approvals. Following the completion of the tender offer, Thyssen AG will consummate a second step merger in which remaining Giddings & Lewis shareholders will also receive $21 per share in cash.

                    Shareholders with questions about the tender offer may call the information agent for the offer, Morrow & Co. Inc., at 800-566-9061.

                    Headquartered in Fond du Lac, Wisconsin,
          Giddings & Lewis is the largest supplier of industrial automation products and machine tools in North America, and among the largest in the world. The company serves customers worldwide with products and services to improve manufacturing productivity.

                    Thyssen AG, headquartered in Duesseldorf, is one of Germany's biggest industrial and commercial enterprises with $26.2 billion in annual revenues and approximately 113,000 employees around the world.
          Thyssen has around 320 companies in Germany, the US and numerous other countries. Thyssen AG, through its subsidiaries, offers capital goods and manufactured products, manufactures steel products and provides trading and services such as logistics, distribution of production materials and waste management, and lately cellular telephony. The capital goods include automation systems, machine tools, elevators and automotive supplies.